UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

DynTek, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

268180106
(CUSIP Number)

Bryant R. Riley 11100 Santa Monica Blvd., Suite 800 Los Angeles, California 90025 (310) 966-1444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2005
(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 15)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. __

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) B. Riley & Co., Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 480,769
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 480,769
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 0.6[1]%
(14)	Type of Reporting Person (See Instructions) IV

_________________________

1

Based on 81,164,590 shares of common stock, par value $0.0001 per share, of DynTek, Inc. outstanding at September 27, 2005, as reported in DynTek Inc.’s Annual Report on Form 10-K for the year ended June 30, 2005 filed with the Securities and Exchange Commission on September 29, 2005.

(Page 2 of 15)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. __

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) SACC Partners LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,656,085
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 3,656,085
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 4.5[2]%
(14)	Type of Reporting Person (See Instructions) PN

_________________________

2

Based on 81,164,590 shares of common stock, par value $0.0001 per share, of DynTek, Inc. outstanding at September 27, 2005, as reported in DynTek Inc.’s Annual Report on Form 10-K for the year ended June 30, 2005 filed with the Securities and Exchange Commission on September 29, 2005.

(Page 3 of 15)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. __

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Riley Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,656,085[3]
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 3,656,085[3]
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 4.5[4]%
(14)	Type of Reporting Person (See Instructions) IA

_________________________

3

Because Riley Investment Management LLC has sole investment and voting power over 3,656,085 shares of DynTek Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

4

Based on 81,164,590 shares of common stock, par value $0.0001 per share, of DynTek, Inc. outstanding at September 27, 2005, as reported in DynTek Inc.’s Annual Report on Form 10-K for the year ended June 30, 2005 filed with the Securities and Exchange Commission on September 29, 2005.

(Page 4 of 15)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. __

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Bryant R. Riley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,136,854[5]
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 4,136,854[5]
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

_________________________

5

Includes 3,656,085 shares owned by SACC Partners LP and 480,769 shares owned by B. Riley & Co., Inc. Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 3,656,085 shares owned of record by SACC Partners LP, representing approximately 4.5% of DynTek’s outstanding Common Stock. Because Mr. Riley has sole voting and investment power over B. Riley & Co., Inc.’s security holdings, both B. Riley & Co., Inc. and Mr. Riley may be deemed to have beneficial ownership of the 480,769 shares of DynTek’s Common Stock owned of record by B. Riley & Co. Inc., representing approximately 0.6% of DynTek’s outstanding Common Stock. Mr. Riley may therefore be deemed to beneficially own a total of 4,136,854 shares of DynTek’s Common Stock, representing approximately 5.1% of DynTek’s outstanding Common Stock, through his relationships with SACC Partners LP, Riley Investment Management LLC and B. Riley & Co., Inc.

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CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. __

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 5.1[6]%
(14)	Type of Reporting Person (See Instructions) IN

6

Based on 81,164,590 shares of common stock, par value $0.0001 per share, of DynTek, Inc. outstanding at September 27, 2005, as reported in DynTek Inc.’s Annual Report on Form 10-K for the year ended June 30, 2005 filed with the Securities and Exchange Commission on September 29, 2005.

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CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. __

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value (the “Common Stock”), of DynTek, Inc. (“DynTek” or the “Issuer”). DynTek’s principal executive offices are located at 19700 Fairchild Road, Suite 230, Irvine, California 92612.

Item 2.	Identity and Background
(a)	SACC Partners LP (a Delaware limited partnership)
B. Riley & Co., Inc. (a Delaware corporation)
Riley Investment Management LLC (a Delaware limited liability company)
Bryant R. Riley (an individual residing in California)

(SACC Partners LP, B. Riley & Co., Inc., Riley Investment Management LLC and Bryant R. Riley are referred to collectively within Schedule 13D as the “Reporting Persons.”)

(b)	11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

(c)

Mr. Riley owns and manages all of the outstanding shares of B. Riley & Co., Inc., an NASD member broker-dealer. Mr. Riley owns and manages all of the outstanding membership interests of Riley Investment Management LLC, a California registered investment adviser. Riley Investment Management LLC is the investment adviser to and general partner of SACC Partners LP. Each entity is located at the address specified in (b) above.

(d)	None

(e)	None

(f)	United States
Item 3.	Source and Amount of Funds or Other Consideration

SACC Partners LP’s purchases in the aggregate amount of $1,305,672 were made using SACC Partners LP partnership funds. B. Riley & Co., Inc.’s purchases in the aggregate amount of $250,000 were made using B. Riley & Co., Inc. funds. On October 26, 2005, SACC Partners LP also acquired warrants to purchase 500,000 shares of DynTek Common Stock as consideration for its commitment to purchase Secured Promissory Notes issued by DynTek to SACC Partners LP in the aggregate principal amount of $1,250,000.

Item 4.	Purpose of Transaction

The Reporting Persons collectively are the beneficial owners of 4,136,854 shares of DynTek Common Stock. The Reporting Persons acquired the securities of the Issuer reported on this Schedule 13D because they believe that such securities represent an attractive investment.

On October 24, 2005, B. Riley & Co., Inc. signed a term sheet between DynTek, B. Riley & Co., Inc. and Lloyd I. Miller, III pursuant to which it expects to act as a standby purchaser in connection with a new rights offering of approximately $15 million of Common Stock. As a standby purchaser, B. Riley & Co., Inc. would purchase the number of shares that, together with the shares purchased by all other purchasers, will enable DynTek to sell a total number of shares of Common Stock sufficient to generate aggregate

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CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. __

gross proceeds of $15 million. The term sheet states that “[n]either [the] Term Sheet nor any discussion or negotiation of the proposed transaction constitutes an agreement or obligation on the part of any person to purchase securities of [DynTek]. Any such agreement or obligations shall arise solely upon execution and delivery to [DynTek] by a Purchaser of definitive documents acceptable to such Purchaser.”

Except as described above in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining from time to time whether to sell their shares of Common Stock (and in what amounts) or to retain such shares, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer
(a)

SACC Partners LP owns 3,656,085 shares of DynTek’s Common Stock. Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 3,656,085 shares held of record by SACC Partners LP, representing approximately 4.5% of DynTek’s outstanding Common Stock.

B. Riley & Co., Inc. owns 480,769 shares of DynTek’s Common Stock. Because Mr. Riley has sole voting and investment power over B. Riley & Co., Inc.’s security holdings, both B. Riley & Co., Inc. and Mr. Riley may be deemed to have beneficial ownership of the 480,769 shares of DynTek’s Common Stock owned of record by B. Riley & Co., Inc., representing approximately 0.6% of DynTek’s outstanding Common Stock. Mr. Riley may therefore be deemed to beneficially own a total of 4,136,854 shares of DynTek’s Common Stock (5.1%) through his relationships with SACC Partners LP, Riley Investment Management LLC and B. Riley & Co., Inc.

(b)	Mr. Riley has sole power to vote and dispose or direct the disposition of all shares held of record by SACC Partners LP and B. Riley & Co., Inc.
(c)

On October 26, 2005, SACC Partners LP acquired a warrant to purchase 500,000 shares of DynTek Common Stock as consideration for its commitment to purchase Secured Promissory Notes issued by DynTek to SACC Partners LP in the aggregate principal amount of $1,250,000

(d)	None.
(e)	Not applicable.

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CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. __

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On October 24, 2005, B. Riley & Co., Inc. signed a term sheet between DynTek, B. Riley & Co., Inc. and Lloyd I. Miller, III pursuant to which it expects to act as a standby purchaser in connection with a new rights offering of approximately $15 million of Common Stock. As standby purchaser, B. Riley & Co., Inc. would purchase the number of shares that, together with the shares purchased by all other purchasers, will enable DynTek to sell a total number of shares of Common Stock sufficient to generate aggregate gross proceeds of $15 million. The term sheet states that “[n]either [the] Term Sheet nor any discussion or negotiation of the proposed transaction constitutes an agreement or obligation on the part of any person to purchase securities of [DynTek]. Any such agreement or obligations shall arise solely upon execution and delivery to [DynTek] by a Purchaser of definitive documents acceptable to such Purchaser.”

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Term sheet executed October 24, 2005 by DynTek, B. Riley & Co., Inc. and Lloyd I. Miller, III

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CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. __

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: November 7, 2005	SACC PARTNERS LP
	By:	Riley Investment Management LLC
its General Partner

/s/ Bryant R. Riley

Bryant R. Riley, President

RILEY INVESTMENT MANAGEMENT LLC

/s/ Bryant R. Riley

Bryant R. Riley, President

B. RILEY & CO., INC.

/s/ Bryant R. Riley

Bryant R. Riley, President

/s/ Bryant R. Riley

Bryant R. Riley

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CONFIDENTIAL

Exhibit A

Term Sheet to Purchase Shares of Dyntek, Inc. Common Stock on a Standby Basis

and

Commitment for Bridge Financing

The purpose of this term sheet is to set forth the indicative terms pursuant to which, subject to certain conditions, B. Riley & Co., Inc., or an affiliate, and Lloyd Miller (the “Investors”) would purchase certain securities of DynTek, Inc. (the “Company”), and the Company would sell such standby securities to the Investor. The issuance and sale of such securities is subject to the preparation of definitive documentation on customary terms to effect the Transaction that is mutually satisfactory to each party, to the conditions on Exhibit A, and, in the case of the commitment of the Investors to purchase in the Rights Offering, that the Investors shall have determined that subsequent to the date hereof and prior to the effectiveness of the Registration Statement described below, there shall have been no material adverse developments relating to the business, assets, operations, properties, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole.

Issuer:	DynTek, Inc. (“DYTK” or “the Company”)
Issue:	Up to $15 million of Common Stock (“Securities”), to be offered through a rights offering to all DynTek stockholders on the terms detailed in Exhibit A.
Standby Investors:	Investors will commit to purchase all shares not purchased by other holders in the rights offering.
Closing Date:	Expected within fifteen (15) days after the mailing of the rights offering document to all shareholders.
Standby Purchase Price:	No less than $0.10 per common share; or if greater price, based on the formula in the rights offering (See Exhibit A).
Restriction on Subsequent Issuances:	For six (6) months following standby purchase, without consent of Investors, Company will not issue additional equity securities at a price less than 200% of Standby Purchase price.
Commitment to Bridge Financing:

The Investors will commit to purchase up to $2.5 million principal amount of a new issue of promissory notes, on the terms set forth on Exhibit B. As noted on Exhibit B, such notes must be paid upon completion of the rights offering.

Warrants:

In return for this bridge financing commitment, Investors shall receive a commitment fee of $125,000 and receive Warrants for one million of the company’s outstanding shares. The Warrants shall expire ten (10) years after their issue date, shall have an exercise price equal to the standby purchase price and shall be fully protected against dilution in subsequent financings. The commitment fee and warrants are fully earned on acceptance of this commitment and shall be issued even if the Company consummates an alternate financing.

Proxy Statement:	The Company shall promptly seek the approval of its stockholders to amend the number of authorized shares, and to make the rights offering.

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. __

Registration:

The Company shall file to register the rights offering shares and the common shares underlying the warrants under Form S-3 (or comparable form, if available, and if not on Form S-1) prior to the Closing Date; the effectiveness of the registration statement shall be a condition to the rights offering.

No Short Provision:	The Investors and their Affiliates agree that they will not, directly or indirectly, engage in any transactions to “short” the Company’s Common Stock prior to the Closing Date.
Disclosure:

Upon execution of this Term Sheet, the Company and Investors will work together to satisfy any disclosure obligations and requirements imposed upon the Company. No press release concerning the offering shall be made without advance notice to Investors, who shall not unreasonably disapprove.

Documentation:

Issuer and Investor shall promptly prepare a form of Standby Purchase Agreement, Promissory Note, Security Agreement, Common Stock Certificates, Warrants, Amendment to Investor’s Rights Agreement, Registration Rights Agreement, Registration Statement, and Proxy Statement. Investor shall not be obligated hereunder to purchase the Securities and shall only be legally bound following negotiation and preparation of documentation satisfactory to Investor and its legal counsel and execution of such documents.

Legal/Due Diligence Fees:	At the closing, the Company will pay the reasonable legal fees and due diligence expense of Investors related to the Transaction.

Agreed/Date:	/s/ Casper Zublin, Jr.]
Dyntek, Inc.

Agreed/Date:	/s/ Bryant R. Riley
Bryant R. Riley, on behalf of
B. Riley & Co., Inc. and its affiliates

Agreed/Date:	/s/ Lloyd Miller
Lloyd Miller

Neither this Term Sheet nor any discussion or negotiation of the proposed transaction constitutes an agreement or obligation on the part of any person to purchase securities of the Company. Any such agreement or obligations shall arise solely upon execution and delivery to the Company by a Purchaser of definitive documents acceptable to such Purchaser.

12

EXHIBIT A

DYNTEK

Summary of Terms – New Rights Offering

Offering	Approximately $15 million of Common Stock
Shares Offered	150 million or such lesser amount as is determined by the formula below, or as a result of a stock split.
Subscription Price

$0.10 per share or, if greater, 50% of share price on second business day before rights offering becomes effective. This price “floor” shall be adjusted for any reverse stock split related to the offering.

Use of Proceeds

Repay Secured Convertible Term Note to Laurus Master fund, redeem $2.5 million principal amount notes issued to Investors (Riley and L. Miller), fees and expenses of the offering and general corporate purposes.

Subscription Privileges	Each non-transferable Right will entitle the Holder thereof to purchase [___] shares of Common Stock.
Registration	Registered
Standby Purchaser

Standby purchasers [B. Riley & Co., or an affiliate and Lloyd Miller] shall enter into an agreement to purchase the number of shares of Common Stock that, together with the shares sold to all Holders, will enable the Company to sell a total number of shares of Common Stock sufficient for aggregate gross proceeds of $15 million.

Warrants	Standby Purchasers to receive 10-year warrants to purchase 10% of outstanding company common stock on post-offering fully diluted basis, strike price same as rights offering price.
Covenant Restricting Subsequent Issuances	Company agrees that without consent of Investors it will not, for six months following the closing of standby purchase, issue additional equity at a price less than 200% of standby purchase price.
Escrow Agreement	Proceeds of the offering will be held in escrow until notes issued to Investors pursuant to their bridge commitment have been redeemed.
Conditions Precedent

The Company’s shareholders shall have approved the Offering and approved an increase in the company’s authorized shares to permit the offering.

The Registration Statement covering the Offering shall have been declared effective by the SEC; and the Common Stock offered shall have been approved for listing (OTC Bulletin Board acceptable).

Announcement Date	TBD
Board Seats	One

Acquisitions

No acquisitions will take place prior to the B. Riley & Co./Lloyd Miller board seat appointee taking office. For a period of two years from the date the seat is filled, an acquisition will require approval from 4 of the 5 board members. The company agrees that at no time during this two year period there will be more than 5 board members.

Record Date	T+TBD
Expiration Date	Unexercised Rights will expire at 5:00 P.M. New York City time, T+TBD

Term Sheet

12% Secured Notes

Principal Amount:	$2.5 million
Purchasers:	B. Riley & Co. Inc. or an affiliate as to $1.25 million; Lloyd Miller as to $1.25 million.
Interest Rate:	12% per annum, due monthly on the first day of each month beginning December 1, 2005, increasing by 2% on the first day of each month beginning March 1, 2006; capped at 20% per annum.
Maturity:	December 31, 2006
Mandatory Early Redemption:	From proceeds of rights offering or any other equity issuance.
Covenants:

While Notes are outstanding, without consent of holders of 2/3 of Notes, Company may not:

•      pay any dividends or redeem any stock;

•      issue new shares except in the rights offering;

•      prepay any indebtedness for borrowed money;

•      increase compensation of officers or executives except as currently under contract;

•      sell any substantial portion of its assets;

•      merge or agree to merge;

•      acquire any other business or entity;

•      enter into any new line of business;

•      discontinue any present line of business;

•      enter into other material contracts (those involving annual expenditures of $2,500,000 or more, or not cancelable on notice of 60 days or less); or

•      undertake any capital expenditures except in the ordinary course consistent with past practice.

Security:	Lien on all assets (junior to existing liens)
Commitment Fee:	$125,000, due on acceptance
Warrants:	For one million shares having a strike price of $0.10 per share, increased automatically if rights offering price is higher; fully protected against dilution and adjusted for reverse stock splits.